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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nextel Partners, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
65333F107
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            65333F107

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Chapple ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
2,689,357

		(6)	Shared Voting Power
861,667 (see also Item 4)

		(7)	Sole Dispositive Power
2,689,357

		(8)	Shared Dispositive Power
861,667 (see also Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,551,024 (see Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
2.1% of the Class A Common Stock (See Item 2 and Item 4)

(12)	Type of Reporting Person (See Instructions)
IN

Schedule 13G

        This Schedule 13G is filed with the Securities and Exchange Commission on behalf of John Chapple as a party to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among Nextel Partners, Inc. and the shareholders listed therein (the "Shareholders Agreement").

Item 1.

(a)	Name of Issuer
Nextel Partners, Inc.

(b)	Address of Issuer's Principal Executive Offices
4550 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

        Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13G is filed on behalf of John Chapple (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock (the "Class A Common Stock") and Class B Common Stock (the "Class B Common Stock") of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person beneficially owns 2.1% of the outstanding Class A Common Stock of Nextel Partners, Inc. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. ("NCI"), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Reporting Person:
1.	John Chapple
4500 Carillon Point Kirkland, WA 98033 Citizenship: United States
Non-Reporting Persons:
The following Non-Reporting Persons (No. 1-12) are referred to herein as the "DLJ Entities."
1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.	DLJ Diversified Partners, LP (Delaware limited partnership)
5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)
6.	DLJ EAB Partners, LP (Delaware limited partnership)
7.	DLJ ESC II, LP (Delaware limited partnership)
8.	DLJ First ESC, LP (Delaware limited partnership)
9.	DLJ Millenium Partners, LP (Delaware limited partnership)
10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)
11.	DLJMB Funding II, Inc. (Delaware corporation)
12.	UK Investment Plan 1997 Partners (Delaware limited partnership)
c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

The following Non-Reporting Persons (No. 13-22) are referred to herein as the "Non-DLJ Entities."
13.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)
3 First National Plaza Suite 3800 Chicago, IL 60602
14.	Eagle River Investments LLC (Washington limited liability company)
2300 Carillon Point Kirkland, WA 98033-7353
15.	Motorola, Inc. (Delaware corporation)
1303 E. Algonquin Road Schaumburg, IL 60196
16.	Nextel WIP Corp. (Delaware corporation)
2001 Edmund Halley Drive Reston, VA 20191
17.	David Aas (US citizen)
18.	Mark Fanning (US citizen)
19.	Perry Satterlee (US citizen)
20.	David Thaler (US citizen)
21.	John Thompson (US citizen)
4500 Carillon Point Kirkland, WA 98033
22.	Janet Thompson (US citizen)
c/o Alison Yeager Laird Norton Trust Company 801 Second Ave., Suite 1600 Seattle, WA 98104-1564
(d)	Title of Class of Securities
Class A Common Stock

(e)	CUSIP Number
65333F107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable

Item 4. Ownership

        (a)-(c) Amount Beneficially Owned, percent of class and voting/dispositive power.

        Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 98,913,228 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Stockholders Agreement, representing 59.5% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2001.

        The Reporting Person has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

        The Reporting Person has sole power to vote and dispose of 2,689,357 shares, or 1.6% of the outstanding shares, of Class A Common Stock. In addition, the Reporting Person has shared power to vote and dispose of an aggregate of 861,667 shares, or 0.5% of the outstanding shares, of Class A Common Stock, of which 736,667 shares are held by JRC Coho LLC, an entity controlled by the Reporting Person (and of which Paul Chapple, Vivan Chapple and Jeff Pannell are indirect members), and 125,000 shares are held by Panther Lake LLC, an entity controlled by the Reporting Person and John Thompson. The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 66,829,072 additional shares, or 40.4% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 95,362,204 additional shares, or 57.6% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

        The Non-Reporting Persons, as of December 31, 2001, may be deemed to have shared power to direct the disposition of an aggregate of 95,362,204 shares, or 57.6% of the outstanding shares, of the Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 66,829,072 shares, or 40.4% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 17.2% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose.

        The beneficial ownership of the Reporting and each Non-Reporting Person who is a party to the Shareholders Agreement as of December 31, 2001 is as follows:

Beneficial Ownership as of December 31, 2001:

	Common Stock	Percent of Class (1)
DLJ Merchant Banking Partners II, L.P.	17,973,750	10.9%
DLJ Merchant Banking Partners II-A, L.P.	715,800	*
DLJ Offshore Partners II, C.V.	883,854	*
DLJ Millenium Partners, L.P.	290,616	*
DLJ Millenium Partners-A, L.P.	56,676	*
DLJ Diversified Partners, L.P.	1,050,822	*
DLJ Diversified Partners-A, L.P.	390,246	*
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	*
DLJ First ESC, L.P.	34,590	*
DLJ ESC II, L.P.	3,814,334	2.3%
DLJ EAB Partners, L.P.	80,700	*
Madison Dearborn Capital Ptrs II, LP	27,218,904	16.4%
Eagle River Investments LLC	19,500,012	11.8%
Motorola, Inc.	13,076,376	7.9%
David Aas (2)	1,128,425	*
John Chapple (3)	3,551,024	2.1%
Mark Fanning (4)	981,481	*
Perry Satterlee (5)	1,105,876	*
David Thaler (6)	1,310,667	*
John Thompson (7)	1,842,381	1.1%
Janet Thompson (8)	789,950	*
TOTAL (9)	98,913,228	59.5%

*
Less than 1%

(1)
Based on 165,562,642 shares of Class A Common Stock outstanding as of December 31, 2001 as provided by Nextel Partners, Inc.

(2)
Includes 60,000 shares of Class A Common Stock that are subject to a currently exercisable option.

(3)
Includes 90,000 shares of Class A Common Stock that are subject to a currently exercisable option, 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(4)
Includes 76,667 shares of Class A Common Stock that are subject to a currently exercisable option.

(5)
Includes 100,000 shares of Class A Common Stock that are subject to a currently exercisable option and 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.

(6)
Includes 56,667 shares of Class A Common Stock that are subject to a currently exercisable option.

(7)
Includes 174,167 shares of Class A Common Stock that are subject to a currently exercisable option, 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(8)
Includes 122,500 shares of Class A Common Stock that are subject to a currently exercisable option.

(9)
See footnotes (2) through (8) above.

        Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

        See Item 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002 Date

/s/ JOHN CHAPPLE Signature

John Chapple
Name/Title

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Schedule 13G
SIGNATURE